Exhibit 99.1

Press Release	Media Contact
Fresenius Medical Care
Matthias Link
T +49 6172 609-2872
matthias.link@fresenius.com

Fresenius Medical Care North America
Katherine Dobbs
T +1 781 699-9039
katherine.dobbs@fmc-na.com

Contact for Analysts and Investors
Dr. Dominik Heger
T +49 6172 609-2601
dominik.heger@fmc-ag.com

www.freseniusmedicalcare.com

Humacyte, Inc. Media Contact
Matthew Lindberg
ICR
T +1 203-682-8214
matthew.lindberg@icrinc.com

www.humacyte.com

June 11, 2018

Fresenius Medical Care and Humacyte announce strategic global partnership supported by a $150M equity investment

Fresenius Medical Care, the world’s largest provider of dialysis products and services, and Humacyte, Inc., a medical research, discovery and development company, today announced a strategic, global partnership and a $150M USD equity investment. This agreement has the potential to make Humacyte’s investigational human acellular vessel, HUMACYL®, available to more patients worldwide following approval of the product. HUMACYL is currently being investigated for vascular access for hemodialysis and may prove more effective than current synthetic grafts and fistula. Under the terms of the agreement, Fresenius Medical Care will obtain the exclusive global rights to commercialize HUMACYL.

Fresenius Medical Care will be responsible for the marketing, sales and distribution of HUMACYL following approval by the relevant health authorities. In addition, Fresenius Medical Care will make a $150M USD equity investment in Humacyte to gain a 19% fully diluted ownership stake in the company. With the investment, Fresenius Medical Care will have the opportunity to bring transformative clinical innovation in the form of Humacyte’s bioengineered human acellular vessels to the worldwide end stage renal disease (ESRD) patient population following product approval. The transaction is subject to customary closing conditions, including expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and is expected to close in July 2018.

“By partnering with Humacyte, Fresenius Medical Care has an opportunity to offer a dialysis vascular access option with the potential for significant clinical efficacy and safety improvements, including the potential to minimize catheter contact time to the benefit of our patients,” said Franklin Maddux, MD, Chief Medical Officer for Fresenius Medical Care North America. “Our exclusive rights to distribute this innovative technology to dialysis patients worldwide may have significant benefits not only to patients, but health systems as well. With the potential for fewer anticipated complications and interventions compared to synthetic grafts, we may see increased safety for patients and reduced medical and economic burdens to the healthcare system.”

The current vascular access modalities necessary to deliver dialysis treatment include fistulas, grafts and central venous catheters. All three options have limitations. Half of fistulas fail and do not mature in patients, delaying vascular access for dialysis treatment. In the meantime, many patients need a central venous catheter, which significantly increases the risk of infection. Humacyte has developed a novel human tissue-based investigational product, HUMACYL, for patients with ESRD requiring hemodialysis. Compared to an arteriovenous fistula, HUMACYL can be available for use in hemodialysis within weeks and may have an overall higher rate of maturation. It also may offer a more durable, biologic alternative to synthetic grafts.

“This is a transformational milestone for Humacyte, giving us the world’s strongest partner to help bring our product to more patients globally,” said Carrie Cox, CEO and Chairman of Humacyte, Inc. “Our partnership will allow Humacyte to focus on advancing the potential for HUMACYL as a substantial breakthrough in the science of regenerative medicine, and to continue our development of an exciting future pipeline.”

Humacyte’s bioengineered blood vessel is currently in Phase III pivotal trials in the U.S. and Europe, and the company plans to seek regulatory approval in both regions upon completion of the trials.

About Fresenius Medical Care

Fresenius Medical Care is the world’s largest provider of products and services for individuals with renal diseases of which around 3.2 million patients worldwide regularly undergo dialysis treatment. Through its network of 3,790 dialysis clinics, Fresenius Medical Care provides dialysis treatments for 322,253 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Along with its core business, the company provides related medical services in the field of Care Coordination. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and on the New York Stock Exchange (FMS).

For more information visit the company’s website at www.freseniusmedicalcare.com.

About Humacyte

Humacyte, Inc., a privately held company founded by Dr. Laura E. Niklason, M.D., Ph.D., in 2004, is a medical research, discovery and development company with clinical and pre-clinical stage investigational products. Humacyte is primarily focused on developing and commercializing a proprietary novel technology based on human tissue-based products for key applications in regenerative medicine and vascular surgery. The company uses its innovative, proprietary platform technology to engineer human, extracellular matrix-based tissues that can be shaped into tubes, sheets, or particulate conformations, with properties similar to native tissues. These are being developed for potential use in many specific applications, with the goal to significantly improve treatment outcomes for many patients, including those with vascular disease and those requiring hemodialysis. The company’s proprietary technologies are designed to create off-the-shelf products that, once approved, can be utilized in any patient.

The company website is www.humacyte.com.

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, risks and uncertainties in research and development and the regulatory approval process; failure to satisfy the conditions to the consummation of the transaction, including the receipt of regulatory approval; regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Without prejudice to its obligations under capital market laws, neither Fresenius Medical Care AG & Co. KGaA nor Humacyte, Inc. undertakes any responsibility to update the forward-looking statements in this release.